THIRD AMENDMENT TO
ALION SCIENCE AND TECHNOLOGY CORPORATION
EMPLOYEE OWNERSHIP, SAVINGS AND INVESTMENT PLAN

     WHEREAS, Alion Science and Technology Corporation (the “Company”) maintains an Employee Ownership, Savings and Investment Plan for the benefit of its Employees and the Employees of any other Adopting Employer, which Plan was last restated as of December 19, 2001 (the “Plan); and

     WHEREAS, under Section 15.1 of the Plan, the Company reserved the right to amend the Plan at any time, in whole or in part, by action of its Board of Directors; and

     WHEREAS, the Board of Directors of the Company, pursuant to Section 15.1 of the Plan, has delegated authority to amend the Plan to the undersigned officer, provided he determines that the amendment would not materially increase costs of the Plan to the Company or any Adopting Employer; and

     WHEREAS, the Plan has been amended twice to date; and

     WHEREAS, the undersigned officer has determined that this Third Amendment would not materially increase costs of the Plan to the Company or any Adopting Employer;

     NOW, THEREFORE, pursuant to the powers of amendment reserved under Section 15.1 of the Plan, the Plan is hereby amended by the Company, effective April 1, 2003, unless otherwise provided, as follows:

ARTICLE IV

Section 4.3 – As amended, further amended, by adding at the end thereof the following new paragraph:

     “Regardless of the first five sentences of the first paragraph of this Section 4.3, the Chief Executive Officer (“CEO”) of the Company or an officer of the Company designated by the CEO may set up divisions, operations, subsidiaries or similar cohesive groups which have their own contribution rate for Profit Sharing Contributions during part or all of any Plan Year. The contribution rate for any unit for Profit Sharing Contributions may be zero. A Participant’s total Profit Sharing Contribution for the Plan Year will be the sum of the products of his Compensation attributable to each unit multiplied by the unit’s contribution rate. Any Participant who becomes part of such unit during a Plan Year shall be eligible to receive the Profit Sharing Contributions, if any, that he had been eligible to receive before joining such unit until his date of transfer and begin receiving the Profit Sharing Contributions, if any, that are applicable to such unit as of his date of transfer.

In General

Any provision of the amended and restated Plan inconsistent with the foregoing changes is hereby amended to be consistent herewith.

     IN WITNESS WHEREOF, Alion Science and Technology Corporation has caused this First Amendment to the Plan to be executed on its behalf by its duly authorized officer on this 19th day of May, 2003.

ALION SCIENCE AND TECHNOLOGY CORPORATION

By:	/s/ Stacy Mendler

Title:	Sr. Vice President

(Seal)